SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 29, 2018

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips convenes Extraordinary General Meeting of Shareholders”, dated August 29, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 29th day of August 2018.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(Chief Legal Officer)

Press Information

August 29, 2018

Philips convenes Extraordinary General Meeting of Shareholders

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today convened an Extraordinary General Meeting of Shareholders and published the agenda with explanatory notes. In connection with the fundamental progress of Philips’ transformation into a solutions-driven health technology company, and further expansion of its leadership positions in the health technology market, the agenda items are:

•

A proposal to strengthen the Supervisory Board with the appointment of Dr. A. Marc Harrison as a member per October 19, 2018. Dr. Harrison (American, 1964) is currently President and Chief Executive Officer of Intermountain Healthcare, a not-for-profit health system based in Salt Lake City (Utah, US) and the largest healthcare provider in the region. A specialist in pediatric critical care, Dr. Harrison has held leadership positions at Cleveland Clinic – including as CEO of Cleveland Clinic Abu Dhabi – prior to joining Intermountain in 2016. He has in-depth knowledge of health systems and the overall healthcare industry in North America, as well as globally.

•

A proposal to determine the remuneration for members of the Supervisory Board at broadly median market levels with effect from October 1, 2018. The proposal follows discussions held with shareholders in multiple countries and institutional advisory organizations. It is aimed at attracting and retaining international Supervisory Board members of the highest caliber and with experience and expertise relevant to Philips’ health technology businesses.

The EGM will be held at the Hilton Amsterdam Hotel (Apollolaan 138, Amsterdam) on Friday, October 19, 2018, beginning at 9:30 hours CET.

Click here to view the agenda with explanatory notes, the binding recommendation and other documents relevant for the EGM.

For further information, please contact:

Steve Klink

Philips Group Press Office

Tel.: +31 6 1088 8824

E-mail: steve.klink@philips.com

August, 2018 Page: 2

Ksenija Gonciarenko

Philips Investor Relations

Tel.: +31 20 59 77055

E-mail: ksenija.gonciarenko@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2017 sales of EUR 17.8 billion and employs approximately 75,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.